Exhibit 99.(d)(2)(Z)(i)

December 3, 2013

Ryan Kagy

Vice President

U.S. Financial Institutions Group

Pacific Investment Management Company LLC

840 Newport Center Drive

Suite 300

Newport Beach, CA  92660

Dear Mr. Kagy:

On Tuesday, October 22, 2013, the Board of Trustees (the “Board”) of ING Investors Trust voted to replace Pacific Investment Management Company LLC (“PIMCO”) as sub-adviser to ING PIMCO Total Return Bond Portfolio (the “Portfolio”) and to terminate the Sub-Advisory Agreement (the “Agreement”) with PIMCO in accordance with Section 16 of the Agreement, effective at the close of business on February 4, 2014.

In the interim, we will be contacting you to facilitate a smooth transition.  Further, the Board has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders.  I know we can count on your cooperation in this regard.  We note that this does not affect the Sub-Advisory Agreement with PIMCO with respect to ING PIMCO Total Return Portfolio, which remains subject to that agreement.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Very truly yours,

/s/ Todd Modic

Todd Modic

Senior Vice President

ING Investors Trust

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust